Third Amended and Restated Appendix B to Sub-Advisory Agreement
Between North Square Investments, LLC and Red Cedar Investment Management, LLC

North Square Investments, LLC (“Adviser”) has entered into a Sub-Advisory Agreement with Red Cedar Investment Management, LLC (“Sub-Adviser”), dated February 24, 2020, as previously amended effective January 11, 2022 and September 27, 2024 via the Amended and Restated Appendix B (together, the “Agreement”). The Agreement is being further amended effective December 16, 2024 (“2024 Effective Date”) via this document.

Under the Agreement, Sub-Adviser is sub-advising the funds, which are series of ,Exchange Place Advisors Trust (previously known as North Square Investments Trust) (each a “Fund” and collectively, the “Funds”) as reflected on Appendix B to this document.

Appendix B to the Agreement sets forth the amounts of sub-advisory fees paid by Adviser to Sub-Adviser with respect to each of the Funds and the parties desire to amend and restate Appendix B (“Amendment”) as set forth in the Appendix B attached to this Third Amended and Restated Appendix B to add an additional Fund.

NOW, THEREFORE, for and inconsideration of the mutual covenants and agreements contained in the Agreement and this Amendment, the Adviser and the Sub-Adviser hereby agree as follows:

1.	Appendix B to the Agreement is hereby amended and restated to read as set forth on Appendix B attached to this Third Amendment and Restatement.

2.	In all other respects the Agreement remains in full force and effect without change.

Acknowledged by:

North Square Investments, LLC		Red Cedar Investment Management, LLC

By:	/s/ Mark D. Goodwin	By:	/s/ David L. Withrow

Printed Name:	Mark D. Goodwin	Printed Name:	David L. Withrow

Its:	Chief Executive Officer	Its:	President

Date:	December 16, 2024	Date:	December 16, 2024

APPENDIX B

Fund	Sub-Advisory Fee	Trust Board Approval Date
North Square Strategic Income Fund	0.35%	12/17/2019
North Square Preferred and Income Securities Fund	0.375%	10/27/2021
North Square Core-Plus Bond Fund	0.17%	9/27/2024
North Square RCIM Tax-Advantaged
Preferred and Income Securities ETF	*	12/4/2024

The daily net assets of each applicable Fund shall be calculated in the same manner as described in the Fund’s prospectus. The Sub-Adviser began sub-advising the North Square Preferred and Income Securities Fund on January 11, 2022.

*For its investment sub-advisory services to the North Square RCIM Tax-Advantaged Preferred and Income Securities ETF (the “ETF”), the Adviser shall pay to the Sub-Adviser an annual fee equal to 50% of the net investment advisory fee payable by the ETF to the Adviser (the “Net Investment Advisory Fee”). For purposes of this Amendment, the Net Investment Advisory Fee payable by the ETF to the Adviser shall equal the total investment advisory fees accrued minus any ETF operating expenses.